EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We have read the non-offering prospectus of Paramount Gold and Silver Corp. (the “Company”) dated August 19, 2008.  We have complied with the generally accepted standards of the Public Company Accounting Oversight Board (United States) for an auditor’s involvement with offering documents.

We have consented to the use in the above-mentioned prospectus of our report to the board of directors and stockholders of the Company on the consolidated balance sheets of Paramount Gold and Silver Corp. as of June 30, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years ended June 30, 2007 and 2006.  Our report is dated September 7, 2007.

“Cinnamon Jang Willoughby & Company”

Chartered Accountants

Burnaby, BC, Canada

August 19, 2008